INVEST IN **UMBRELLA DRY BAR**

Zero-proof cocktails. Full bar experience. 🥂


1:06 / 1:06

umbrelladrybar.com Raleigh NC

Female Founder | Alcohol & Vice | Health & Fitness | Bars & Clubs

Highlights

1. ☂️Over $12k in sales Q1'23 from pop up events and ecomm
2. Q2'23 launching wildly anticipated permanent pop up location, called Umbrella in the Garden
3. ✨nearly 50% of adults are moderating drinking. Primary reasons: health, wellness, shifting interests
4. Raleigh market is hot! A top location to live in the US, and one of the fastest growing cities
5. 🥃Explosive growth in the NA Spirits category: 88% increase '22 over '21 (and 113% '21 over '20!)
6. 15x non-alcoholic launches tested in 2021 vs 2020 to meet evolving sober curious market needs
7. 260% increase in non-alcoholic (NA) drink market 2018 to 2022 to $414m

Our Team



Meg Paradise Founder

12 years at Whole Foods Market in multiple operational roles. Most recently Sr. Project manager for global retail food safety team. Mama of two young active boys - prompted personal journey to quit drinking and start living more fully

I have been working in the natural food industry for 12 years, which has expanded my passion, and exposed me to food & beverage trends and consumer sentiment. As a new mom with multiple priorities, I understand from my customers' POV how challenging it is to balance personal health and have an adult social life. Umbrella is solving this



Victoria Gehlmeyer Creative Menu Developer

Torie is a clinical herbalist, mixologist, and holistic health maven. She brings herbalism into daily life in a colorful & lighthearted way. Her background in hospitality and wellness has brought a creative and innovative approach to the our menu.



Micah Beachy Social Media Manager

Micah is our social media bestie. She plans the content calendar and strategy, but more importantly showcases Umbrella's events in a way that makes you feel like you were there (or want to be!)

Pitch





umbrella
DRY
BAR
RAL
N.C.

Wellness-focused, 'sober-curious' consumers are driving interest in booze-free cocktails, a relative newcomer to the $180 billion beverage industry
Jack Harlow Gave Up Drinking Alcohol Because He Wants to "Feel Everything"
Alcohol has long been a player in getting people together, but an increasing number of daters are trying romance without 'liquid courage'.
HEALTH AND WELLNESS
Sober living for everyone is rising in popularity as Chrissy Teigen, more ditch drinking
Erin Jensen
USA TODAY
AN EX-DRINKER'S SEARCH FOR A SOBER BUZZ
"DRY DATING" PREDICTED TO BE POPULAR TREND IN 2022
A sober-minded search for connection.
The Biggest Alcohol Trends of 2022 Will Include Low/No ABV Drinks & Much More
Can the booming market for non-alcoholic drinks offer a safe way to return to the bar?
The opportunity
The sober curious movement is impacting what Americans are drinking
Why more Americans are becoming sober curious
Many Americans are looking for a bar experience without the buzz
How Sober TikTok Is Helping Young Women In Recovery
The No-Alcohol Industry Boomed Over the Pandemic. Where's It Going Next?
The majority of non-alcoholic drinkers in the US also buy booze
How to date while sober (curious)
Drinking is a big part of our dating culture, but it doesn't have to be.

We've all seen the headlines and listened to the podcasts - the non-alcoholic industry is having a moment. Every day, a new celebrity or icon opens up about being sober, sober curious, or taking a break from alcohol. The pandemic has pushed us to our limits, and we've come out on the other side with some lessons learned: alcohol doesn't serve us as promised, and the best investment anyone can make is in their health.

We know what you're thinking - your average non-alcoholic cocktail is fruit juice mixed with bubbly water and maybe a splash of bitters. It tastes great. It tastes like amazing fruit juice. **But you want a cocktail *experience*.** The same experience you've always had and loved. Umbrella cocktails are built the same way as your favorite cocktail, except the base alcohol is zero-proof.

The solution
A cocktail bar that :
• serves only zero-proof spirits, non-alcoholic beer, wine, and functional beverages
• is rooted in health and wellness
• creates an atmosphere to enjoy authentic connections
• inspires growth and learning through experiential offerings



Imagine a setting where you are surrounded by comfort, safety, and beauty ... in a cocktail bar. You are sipping on the most intriguing, delightful beverage. The best part? You know that you will wake up tomorrow morning feeling great! If this doesn't seem to add up, it's because the cocktail bar is alcohol-free. Yet, you are missing out on absolutely nothing.





Introducing...
Umbrella Dry Bar

We exist to deliver an experiential atmosphere that evolves the ritual of "having a drink", enhances social connection, and highlights the beauty and vibrance of life with clear eyes. We do this by:

- introducing and serving new products in a vibrant cocktail lounge in the evening
  - Numerous zero proof spirits are emerging on the market
  - Botanical, distilled, low/no sugar, beneficial ingredients
  - Sophisticated and magical space
- encouraging self exploration through take-home products in the retail bottle shop. Play around with these zero proof alternatives
- fostering a space for creative exploration through classes and events







No matter where you're at in your wellness journey, **Umbrella exists to serve you**. Because you deserve the non-triggering, comfortable space to be social while sober - whether for a short time or a long time.

Nestled in a thriving, accessible section of downtown Raleigh is where you can experience the familiarity of a craft cocktail bar and retail bottle shop - without the alcohol.

Our zero-proof menu, bottle shop, and event space welcomes you to sip + stay awhile. Together, we can mindfully consider our habits and rituals, expand our wellness journeys, and enjoy stronger connections and the vibrancy of life through clear(er) eyes.





Creating space to feel seen & respected

From the minute you walk through Umbrella's doors, you can breathe easy knowing this is a non-triggering space - no matter where you are on your path to health & wellness. Here, your choices are heard, seen, and respected because we know how deeply personal they are. We encourage self-love, creation, spark, and affirmation.

Inspiring a love for trying new things

You were created to grow and experience new things. With Umbrella, you can expand your horizons through unique, novel, and exciting products and events in a single location. Our functional configuration allows for experiences to take place around self-growth and rising passions - all while serving up zero-proof beverages, of course.



Choosing conscious consumption & connection

Mindful drinking is an umbrella term for a variety of non-linear, self-reflective choices. While our paths may differ arriving at this point in our personal wellness journeys, we share the desire for restorative habits. Want to (re)awaken your mind & body to the vibrancy of life and socialize sober for deeper, more aligned relationships? We're here for all of it.



Business Model
Revenue streams
Dry Bar (lounge)
Classes / Experiences / Subscriptions
Retail Bottle Shop
Food
Year 5:
Revenue
$1,380k
Cost of Goods Sold
$338k
Operating Expense
$507k
Operating Income
$535k

Forward looking projections cannot be guaranteed.



Financials: 5-year income statement projection

	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue					
Beverage / Lounge	624,000	686,000	755,000	831,000	914,000
Retail Bottle Shop	100,000	110,000	121,000	133,000	147,000
Events / Classes / Subscriptions	162,000	178,000	196,000	216,000	237,000
Food	56,000	62,000	68,000	75,000	82,000
Total Revenue	**942,000**	**1,036,000**	**1,140,000**	**1,255,000**	**1,380,000**
Cost of Goods Sold					
Total COGS	**292,000**	**303,000**	**314,000**	**326,000**	**338,000**
Gross Profit	**650,000**	**733,000**	**826,000**	**929,000**	**1,042,000**
Operating Expenses					
Salaries + Wages	164,000	169,000	174,000	179,000	185,000
Recruiting, payroll service, payroll taxes	30,000	31,000	32,000	33,000	34,000
Rent + CAM	147,000	152,000	156,000	161,000	166,000

Utilities + services	66,000	68,000	70,000	72,000	74,000
Other expenses	45,000	44,000	46,000	47,000	48,000
Total operating Expenses	**452,000**	**464,000**	**478,000**	**492,000**	**507,000**
EBITDA - remaining cash flow	**198,000**	**269,000**	**348,000**	**437,000**	**535,000**

Forward looking projections cannot be guaranteed.

Founder: Meg Paradise



I have been working in the natural food industry for 12 years, which has expanded my passion, and exposed me to food & beverage trends and consumer sentiment. As a senior project manager for retail food safety at Whole Foods Market, I have gained experience in broad-scale program rollouts.

As a new mom with multiple priorities, I also understand from my customers' point of view how challenging it is to balance personal health and have an adult social life. Because of my domain expertise and personal passion in this space, I am uniquely qualified to help solve this problem for consumers.



Have you seen success? What is the test market?

Yes! We did our first pop up in late October 2022 as a complementary happy hour at a yoga studio, which created some buzz. We participated in a holiday vendor market, and sold out of cases of product. This gave us some confidence, and after that, the requests for pop up events have been coming in left and right. Our typical events generate $1-2k in 1-3 hours, and **ticketed events sell out**. The demand is HIGH. There are at least 20 pop up events scheduled in the next few months, including private events, wellness pop ups, music festivals, tasting dinners, women's empowerment workshops, happy hours with gyms and yoga/pilates studios. Umbrella served the sips for Downtown Raleigh Alliance's First Friday in January. We are excited to be the **exclusive non-alcoholic vendor at the upcoming festivals hosted by MAKRs**, where Umbrella is projected to generate $3-5k in daily revenue at each event (not guaranteed).

Our favorite event was a menu release party at neighboring bar, Killjoy Cocktail. **150 people came out to party on a rainy Tuesday night in January.** The best part was seeing everyone with an Umbrella drink in their hand - in a (stunning) bar setting.

Currently, we have an online retail bottle shop with local pickup available. This has generated interest in zero-proof products, and sales. As a success metric, we see many repeat customers. Many events are from word of mouth referrals or engagement on social media. **This is true** organic growth.

I thrive on generating this growth. I'm the nexus of beverage & the consumer for the last 12 years at a market leader in bringing new products on the scene. Personally meeting people where they are on their journey and hearing customers' "why" has driven me forward to bring Umbrella to life.

.... Why Raleigh?

Downtown Raleigh has experienced exceptional growth over the past decade and is poised for more growth coming out of the pandemic. There is currently $6.7 Billion in the development pipeline of projects planned, in site preparation, under construction, or completed since 2015.

Over the past year, construction or site preparation started on over 3,500 units across 15 new residential projects. Downtown currently has a total of 1,469 units under construction, 2,044 units in site preparation, and 4,796 units planned or proposed.

Downtown Raleigh has grown by over 5,000 residents in the last decade and is poised to grow again by another 12,500 residents in the next decade.

21,000+ residents live within one mile of the center of downtown

Downtown Raleigh is the most walkable part of the Triangle, is becoming a national leader in downtown greenspace, is investing in new transit for increased regional connectivity, and is home to energy efficient buildings and other urban sustainability initiatives.

Our storefront economy includes a diverse selection of retail, service, restaurant, and bar businesses that serve as amenities to downtown residents, office workers, and visitors. Downtown's retail base has grown 83% in the last decade with 115+ retailers. We have over 165 dining establishments and over 100 nightlife establishments. We love that 90% of downtown stores are locally and independently owned.

We are known as an active city - there were 650K+ attendees to 145+ outdoor events in Downtown Raleigh from July 2021 to June 2022. (Thank you Downtown Raleigh Alliance for the stats!)



We have sourced a new physical space that is 2nd generation, meaning - it's already a bar and needs minimal upfit to open. The capital raised here will allow us to take over the space and make aesthetic changes to bring the vision of Umbrella to life. Our pop up events have been highly successful, and are generating further engagement and additional event opportunities. We have validated the market and are ready to take it to brick and mortar.

Come for the consciously good sips, stay for the clearer connections at Umbrella - Raleigh's purely zero-proof bar.

Where you come in

We're seeking $150k to defray the cost of getting into a physical space. Once funded, we will do a quick aesthetic flip, and open our doors to you! The revenue share is paid out quarterly, so when we succeed, you succeed.

Downloads

Revenue Share Calculator - Umbrella - Wefunder Revenue Share Calculator.pdf